UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Hubbell Incorporated
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(Name of Issuer)

Class A Common Stock, Par Value $0.01 Per Share
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(Title of Class of Securities)

443510102
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(CUSIP Number)

Andrew McNally IV, Co-Trustee George J. Ratcliffe, Co-Trustee John Mulvihill, Co-Trustee c/o Steven M. Fast, Esq. Day Pitney LLP 75 Isham Road, Suite 300 West Hartford, CT 06107 860-313-5700

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

June 6, 2014
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

(Continued on the following pages)

(Page 1 of 6 Pages)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 443510102
1	NAME OF REPORTING PERSON Andrew McNally IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,431
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,431
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 2,431
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

(Page 2 of 6 Pages)

CUSIP No. 443510102
1	NAME OF REPORTING PERSON G. Jackson Ratcliffe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 83,222
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 83,222
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 83,222
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.16%
14	TYPE OF REPORTING PERSON IN

(Page 3 of 6 Pages)

CUSIP No. 443510102
1	NAME OF REPORTING PERSON John Mulvihill
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

(Page 4 of 6 Pages)

Amendment No. 4 to Schedule 13D

EXPLANATORY NOTE: This Amendment No. 4 is being filed to reflect that Andrew McNally IV, George J. Ratcliffe and John Mulvihill, effective June 6, 2014, resigned as co-trustees of the Roche Trust and the Hubbell Trust (each as defined below) and, as a result, are no longer reporting persons for Schedule 13D reporting purposes.

Messrs. McNally, Ratcliffe and Mulvihill previously served as co-trustees of the trusts established under the Trust Indenture dated September 2, 1957 made by Louie E. Roche (the “Roche Trust”) and the Trust Indenture dated August 23, 1957 made by Harvey Hubbell (the “Hubbell Trust”), in each case, in their capacity as co-trustees sharing voting and investment power with respect to the shares of Class A Common Stock (“Class A Common Stock”) of Hubbell Incorporated held by each of the Roche Trust and the Hubbell Trust.

Effective June 6, 2014, Bessemer Trust Company, N.A. was appointed as the sole trustee of each of the Roche Trust and the Hubbell Trust.

Item 5.     Interest in Securities of the Issuer

The total number of shares of Class A Common Stock beneficially owned by Mr. McNally, as of June 6, 2014, is 2,431 shares. The aggregate Class A Common shares beneficially owned by Mr. McNally represent less than one percent of the total outstanding shares of Class A Common Stock (based upon 7,167,506 Class A Common shares outstanding on April 14, 2014, as reported in Hubbell Incorporated's Quarterly Report on Form 10-Q that was filed with the Securities and Exchange Commission on April 22, 2014).

The total number of shares of Class A Common Stock beneficially owned by Mr. Ratcliffe, as of June 6, 2014, is 83,222 shares. The aggregate Class A Common shares beneficially owned by Mr. Ratcliffe represent 1.16% of the total outstanding shares of Class A Common Stock (based upon 7,167,506 Class A Common shares outstanding on April 14, 2014, as reported in Hubbell Incorporated's Quarterly Report on Form 10-Q that was filed with the Securities and Exchange Commission on April 22, 2014).

As of June 6, 2014, Mr. Mulvihill does not beneficially own any shares of Class A Common Stock.

Effective June 6, 2014, each of Mr. McNally, Mr. Ratcliffe and Mr. Mulvihill ceased to be the beneficial owner of more than five percent of the total outstanding shares of Class A Common Stock.

The total number of shares of Class B Common Stock (“Class B Common Stock”) of Hubbell Incorporated beneficially owned by Mr. McNally, as of June 6, 2014, is 35,965 shares, which represents less than one percent of the total outstanding shares of Class B Common Stock.  The total number of shares of Class B Common Stock beneficially owned by Mr. Ratcliffe, as of June 6, 2014, is 172,240 shares, which represents less than one percent of the total outstanding shares of Class B Common Stock.  The total number of shares of Class B Common Stock beneficially owned by Mr. Mulvihill, as of June 6, 2014, is 17,011 shares, which represents less than one percent of the total outstanding shares of Class B Common Stock.

None of Mr. McNally, Mr. Ratcliffe and Mr. Mulvihill is the beneficial owner of more than five percent of the total outstanding shares of Class B Common Stock.

(Page 5 of 6 Pages)

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certify that the information set forth in this statement as to such person is true, complete, and correct.

Dated: June 6, 2014
	By:	/s/ Andrew McNally IV
Andrew McNally IV

	By:	/s/ G. Jackson Ratcliffe
G. Jackson Ratcliffe

	By:	/s/ John Mulvihill
John Mulvihill

This Amendment No. 4 to Schedule 13D is being executed and filed pursuant to the Joint Filing Agreement dated July 19, 2013 attached as Exhibit 1 to Amendment No. 3 to Schedule 13D filed with the Securities and Exchange Commission on July 19, 2013.

(Page 6 of 6 Pages)